Filed by Marvell Technology Group Ltd.

(Commission File No. 000-30877)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Inphi Corporation

(Commission File No. 001-34942)

The following email communication was sent to employees of Marvell Technology Group Ltd. (“Marvell”) and Inphi Corporation (“Inphi”).

Marvell and Inphi Teams,

I hope everyone is doing well, and staying safe and healthy as we head into the holidays.

In recent weeks, our teams have been laying the groundwork for integration planning and we’re now ready to move into a new phase of work.

For an integration of this size and complexity, it’s important that we take a structured approach with carefully orchestrated planning and program management. At Marvell, we established an integration planning playbook in recent years and have used it very effectively with prior acquisitions. At the heart of our playbook is the formation of an Integration Management Office (IMO). We have now established an IMO with balanced representation across Marvell and Inphi. This group will determine how to best combine our organizations so that we can hit the ground running and begin to operate seamlessly as one company upon transaction close.

To ensure our integration efforts stay on track, Ford Tamer, Inphi’s CEO, and I will lead an Executive Steering Committee, and Chris Koopmans, EVP Marketing & Business Operations, will drive the overall integration effort. Under Chris’ leadership, Todd Manley, Sr. Director of M&A Integration and Transformation, will manage the team’s day-to-day responsibilities.

Integration Leads

Already, the IMO has established distinct integration workstreams with leaders focused on identifying the best approaches for the following areas:

Workstream	Marvell Lead	Inphi Lead
Central Engineering	Bill Reaves	Weikai Sun
Facilities	Doug Jakubielski	Kimber Riggs
Finance & Accounting	Willem Meintjes	Thiaga Iyer
HR	Carolyn Grasshof	Sun Kim
IT	Adhir Mattu	Scott Clark
Legal & Compliance	Blair Walters	Richard Ogawa
Marketing	Stacey Keegan	Kim Markle
Operations	Ken Eckert	Ramanan Thiagarajah
Procurement	Adrian Benjamin	Ramanan Thiagarajah
Product BU	Chris Koopmans	Loi Nguyen and Nariman Yousefi
Sales and Sales Operations	Kevin McLaughlin	Yayoi Land
Tax	Gregg Morrison	Alex Vigdorchik

In addition to these functional teams, a number of cross-functional workstreams will focus on critical activities such as organizational design, communications, culture and brand, and integration of our business processes and systems.

Integration Kick Off and What’s Ahead

The IMO team will meet next week to kick off integration planning. The meeting is designed to align the team around the planning structure and process, set the context for our integration, and share the high-level timeline of integration planning activities.

We are still aiming to close by the second half of calendar 2021, or sooner, depending on regulatory approvals. The IMO team will keep you apprised of our progress in the months ahead.

We realize you likely have questions, and understand the uncertainty that accompanies change. We will send frequent integration updates, and make the latest FAQs and other information available on MyMarvell and Inphi’s intranet site. Marvell employees who have immediate questions can contact our Communications Team at IntegrationQuestions@marvell.com. Inphi employees should direct their questions to Questions@inphi.com. We also encourage you to contact functional leaders with any questions, concerns and/or suggestions.

Marvell’s Core Behaviors

Marvell’s Core Behaviors – Act with Integrity and Treat Everyone with Respect, Innovate to Solve Customer Needs, Execute with Thoroughness and Rigor, and Help Others Achieve their Objectives – offer us a unique competitive advantage. They are foundational to who we are and the culture we are continuing to build, and will serve as a guide for the way in which Marvell approaches integration planning.

As the integration planning progresses, we ask that you continue to deliver on your day-to-day commitments, demonstrating the same level of focus and dedication that has enabled Marvell and Inphi to get to where we are today.

There is tremendous opportunity ahead for our combined company, and I have no doubt that together we will achieve our goal of becoming a semiconductor powerhouse, exceptionally positioned for growth and leadership in cloud and 5G infrastructure. I know the Marvell and Inphi teams are fully aligned and motivated to deliver that outcome.

Have a great week, everyone.

Matt

About Marvell

To deliver the data infrastructure technology that connects the world, Marvell is building solutions on the most powerful foundation: Marvell’s partnerships with its customers. Trusted by the world’s leading technology companies for 25 years, Marvell moves, stores, processes and secures the world’s data with semiconductor solutions designed for its customers’ current needs and future ambitions. Through a process of deep collaboration and transparency, Marvell is ultimately changing the way tomorrow’s enterprise, cloud, automotive, and carrier architectures transform—for the better.

Marvell® and the Marvell logo are registered trademarks of Marvell and/or its affiliates.

About Inphi

Inphi is a leader in high-speed data movement. Inphi moves big data fast, throughout the globe, between data centers, and inside data centers. Inphi’s expertise in signal integrity results in reliable data delivery, at high speeds, over a variety of distances. As data volumes ramp exponentially due to video streaming, social media, cloud-based services, and wireless infrastructure, the need for speed has never been greater. Customers rely on Inphi’s solutions to develop and build out the Service Provider and Cloud infrastructures, and data centers of tomorrow. To learn more about Inphi, visit www.inphi.com.

Inphi, the Inphi logo and Think fast are registered trademarks of Inphi. All other trademarks used herein are the property of their respective owners.

Investor Contacts:

Marvell Investor Relations:

Ashish Saran

408-222-0777

ir@marvell.com

Inphi Corporate Contact:

Vernon P. Essi, Jr.

408-606-6524

investors@inphi.com

Additional Information and Where to Find It

This communication relates to a proposed transaction between Marvell and Inphi. In connection with the proposed transaction, Marvell and Inphi will cause Marvell Technology, Inc. (“MTI” formerly known as Maui HoldCo, Inc.) to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint proxy statement of Marvell and Inphi and a prospectus of MTI referred to as a joint proxy statement/prospectus. A joint proxy statement/prospectus will be sent to all Inphi stockholders and all Marvell shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF INPHI AND

INVESTORS AND SECURITY HOLDERS OF MARVELL ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors, Marvell shareholders and Inphi stockholders may obtain free copies of the joint proxy statement/prospectus (when available) and other documents that are filed or will be filed with the SEC by Marvell, Inphi or MTI through the website maintained by the SEC at www.sec.gov. The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at www.marvell.com or upon written request to Marvell Technology Group Ltd. at 5488 Marvell Lane, Santa Clara, CA 95054. The documents filed by Inphi with the SEC also may be obtained free of charge at Inphi’s website at www.inphi.com or upon written request to Inphi Corporation at 110 Rio Robles, San Jose, California 95134.

Participants in the Solicitation

Marvell and Inphi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Inphi’s stockholders and from Marvell’s shareholders in connection with the proposed transaction. Information about Inphi’s directors and executive officers and their ownership of Inphi’s common stock is set forth in Inphi’s proxy statement for its 2020 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 21, 2020. Information about Marvell’s directors and executive officers is set forth in Marvell’s proxy statement for its 2020 Annual General Meeting of Shareholders on Schedule 14A filed with the SEC on May 28, 2020 and in Marvell’s Current Report on Form 8-K filed with the SEC on July 30, 2020. To the extent that holdings of Inphi’s or Marvell’s securities have changed since the amounts printed in Inphi’s or Marvell’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the proposed transaction between Marvell, Inphi and MTI, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or MTI’s ability to integrate the businesses of Marvell and Inphi or due to unexpected costs, liabilities or delays; (iii) the ability of the parties to obtain or consummate financing or refinancing related to the transactions upon acceptable terms or at all; (iv) potential litigation relating to the proposed transaction that could be instituted against Marvell, MTI or Inphi or their respective directors; (v) the risk that disruptions from the proposed transaction will harm Marvell or Inphi’s business, including current plans and operations; (vi) the ability of Marvell or Inphi to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (viii) risks relating to the value of the MTI shares to be issued in the transaction; (ix) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (x) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; (xi) legislative, regulatory and economic developments affecting Marvell or Inphi’s businesses; (xii) general economic and market developments and conditions; (xiii) the evolving legal, regulatory and tax regimes under which Marvell, MTI and Inphi operate; (xiv) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Marvell’s and/or Inphi’s financial performance; (xv) restrictions during the pendency of the proposed transaction that may impact Marvell’s or Inphi’s ability to pursue certain business opportunities or strategic transactions; (xvi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Marvell’s and Inphi’s response to any of the aforementioned factors; (xvii) failure to receive the approval of the securityholders of Marvell and/or Inphi; and (xviii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Marvell and Inphi described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell and Inphi assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Marvell nor Inphi gives any assurance that either Marvell or Inphi will achieve its expectations.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.